[Letterhead of Marathon Oil Corporation]

July 22, 2005

Cecilia D. Blye, Chief – Office of Global Security Risk

Jack Guggenheim

H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-0405

Marathon Oil Corporation

Annual Report on Form 10-K for the calendar year ended December 31, 2004

Dear Ms. Blye, Mr. Guggenheim and Mr. Schwall:

Set forth below is the response from Marathon Oil Corporation (“Marathon”) to the comment (“Comment”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 30, 2005, concerning Marathon’s Annual Report on Form 10-K for the calendar year ended December 31, 2004.

Marathon hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our filings and the Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to our filings.  Further, Marathon may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comment prior to the response.  The comment is highlighted in bold.

10-K for the year ended December 31, 2004

Comment:

We note a June 13, 2005, article by the Associated Press states that you have an interest in a license to explore “Block B” in Sudan.  Marathon’s 10-K makes no mention of Sudan or Block B.  Please confirm the accuracy of the reported statement, the current state of activity in regard to the license, and when you anticipate commencing operations in Sudan.

In light of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please describe for us the extent of your current and anticipated contacts with Sudan; their materiality to you; and your view as to whether those contacts constitute a material investment risk for your security holders.  In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Response:

Marathon, through a wholly owned, indirect subsidiary named Marathon Petroleum Sudan, Ltd., acquired a 32.5% working interest in Sudan’s Central Block, formerly known as Block B, in 1983.  There are three other working interest owners in the Central Block.   Marathon does not serve as operator.

Marathon has not participated in any business activity in Sudan since 1985 due to civil unrest and subsequent U.S. government sanctions against Sudan. Marathon  will continue to abide by all existing U.S. sanctions related to Sudan and will not resume any activity regarding its interests there until such time as it is permitted to do so under applicable United States law.

Our wholly owned subsidiary, Marathon Oil Company, on behalf of Marathon Petroleum Sudan, Ltd., was granted a specific license (License No. SU-1337) by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) in December 2004 to sign a revised exploration and production sharing agreement (“Revised PSC”) between the Government of the Democratic Republic of the Sudan (“Government of Sudan”) and the other working interest owners.  The signing of this Revised PSC did not result in a substantive change to the existing rights and obligations of the parties to the original exploration and production sharing agreement.  Marathon played no role, directly or indirectly, in defining the terms and conditions of the Revised PSC. The OFAC license does not authorize Marathon to engage in any aspect of performance of the Revised PSC, including payments to the Government of Sudan, without further authorization from OFAC.  The sole purpose of receiving the OFAC license was to safeguard Marathon’s existing interest in the Revised PSC.

The Sudanese Sanctions Regulations, 31 C.F.R. Part 538 (the “Regulations”) were imposed in 1997.  Since that time, Marathon has not made any payments to the Government of Sudan, has not met any cash calls by the operator under the Joint Operating Agreement dated December 2, 1980 (the “JOA”) with respect to matters of Revised PSC performance in Sudan, and has in all other ways complied with the Regulations.   The JOA defines the contractual relationship between the operator and the remainder of the working interest owners, with respect to the performance of their obligations under the Revised PSC.

In an article dated June 13, 2005, the Associated Press reported that Marathon renewed its right to participate in the exploration of Block B in December 2004 and that this renewal had been approved by OFAC.  As previously discussed, Marathon signed the Revised PSC pursuant to the authorization provided by the OFAC license.

 Due to the continuing sanctions imposed by the Regulations, Marathon does not view its investment in the Revised PSC as material.  Prior to the imposition of the Regulations in 1997, Marathon incurred expenditures exceeding $20 million in connection with the original exploration and production sharing agreement.  With the exception of  $24,000 in net assets, Marathon has no investment related to Sudan reflected in its financial statements.

With respect to contacts with Sudan, Marathon had a meeting with the Government of Sudan in late 2004 in anticipation of signing the Revised PSC and another meeting at the time of signing the Revised PSC.  As a result of the peace accord signed between the Sudan People’s Liberation Movement (“SPLM”) and the Government of Sudan, Marathon held a meeting with the SPLM in February 2005 to discuss Marathon’s interest under the Revised PSC.  These meetings were lawful under the sanctions imposed by the U.S. government and were held with the concurrence of the U.S. State Department.  No future meetings with the Government of Sudan or the SPLM are anticipated, except as may be called by the operator under the Revised PSC.  Due to the current sanctions, Marathon can only participate in meetings called under the Revised PSC as a non-voting observer.  We do not believe these limited contacts constitute a material investment risk for our security holders.

In response to this Staff Comment, Marathon plans to make the following disclosure in its Form 10-Q for the quarterly period ended June 30, 2005.

We suspended all activities in Sudan in 1997 due to the imposition of sanctions by the U.S. government, but continue to hold an interest in an exploration and production sharing agreement.  Since the imposition of these sanctions, we have derived no economic benefit from our Sudan interests.  We will continue to abide by all U.S. sanctions related to Sudan and will not resume any activity regarding our interests there until such time as we are permitted to do so under U.S. law.

We believe that the information contained in this letter is responsive to the Staff’s Comment.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call Richard J. Kolencik at 713-296-2535 or Anthony Wills at 713-296-2571, if you have any questions regarding this submission.

Very truly yours,

/s/ Clarence P. Cazalot, Jr.
Clarence P. Cazalot, Jr.
President and Chief Executive Officer